FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Astris Energi Inc.

c/o Lang Michener LLP

Suite 2500, 181 Bay Street

Toronto, Ontario

M5J 2T7

Attention:  Howard M. Drabinsky

Item 2

Date of Material Change

July 31, 2007

Item 3

News Release

A press release with respect to the material change described herein was issued on August 1, 2007 and filed on SEDAR, a copy of which is attached hereto as Schedule “A”.

Item 4

Summary of Material Change

Astris Energi Inc. completed its previously announced sale of assets to MKU Canada Inc. (“MKU”), a corporation incorporated under the laws of Ontario, Canada.  MKU is a wholly-owned subsidiary of MKU Cyprus Ltd. (f/k/a Green Shelters Innovations Ltd.) (“MKU Cyprus”), a wholly-owned subsidiary of MKU (India) Private Ltd. (f/k/a Green Shelters (India) Private Ltd. (“MKU India”).

Item 5

Full Description of Material Change

The Company completed its previously announced sale of assets to MKU, a corporation incorporated under the laws of Ontario, Canada.  MKU is a wholly-owned subsidiary of MKU Cyprus, a wholly-owned subsidiary of MKU India.

This transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus) and accrued interest of over US$210,000; (iii) an option for Astris to purchase and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share, for nominal consideration (which option has been exercised); and (iv) forgiveness of a secured convertible promissory note in the amount of US$600,000.

Jiri Nor and Anthony Durkacz have resigned both as officers and directors of the Company effective July 31, 2007.  Peter Nor has resigned as an officer of the Company effective July 31, 2007.  In connection with their resignations, the Company has granted to Anthony Durkacz, Jiri Nor and Peter Nor an aggregate of 1,500,000 options to purchase common shares of the Company exercisable at a price of US$0.021, being the closing price of the common shares of the Company on the day immediately prior to the date such options were granted.  The grant of such options was conditional upon the closing of the sale transaction.  The issuance of such options was approved by the Board of Directors of the Company and was exempt from minority approval and valuation requirements due to the fact that it represented less than 25% of the total market value of the Company's securities.  Michael Liik will become the new President & CEO and Brian Clewes will be the new CFO, Secretary & Treasurer of the Company. In addition, subject to regulatory approval, the company will be changing its name to Carthew Bay Technologies Inc.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information contact Michael Liik, President and Chief Executive Officer of Astris Energi Inc., at 416-307-4015.

The foregoing accurately discloses the material change referred to herein.

DATED this 9th day of August, 2007.

ASTRIS ENERGI INC.

/s/ Michael M. Liik

_______________________________________

By:

President and Chief Executive Officer

Astris Energi Completes Sale of Assets and Announces Changes to Management

MISSISSAUGA, ONTARIO, CANADA, August 1, 2007 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF) (the “Company” or “Astris”), announced today that it has completed its previously announced sale of assets to MKU Canada Inc. (“MKU”), a corporation incorporated under the laws of Ontario, Canada.  MKU is a wholly-owned subsidiary of MKU Cyprus Ltd. (f/k/a Green Shelters Innovations Ltd.) (“MKU Cyprus”), a wholly-owned subsidiary of MKU (India) Private Ltd. (f/k/a Green Shelters (India) Private Ltd. (“MKU India”).

This transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus) and accrued interest of over US$210,000; (iii) an option for Astris to purchase and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share, for nominal consideration (which option has been exercised); and (iv) forgiveness of a secured convertible promissory note in the amount of US$600,000.

Jiri Nor and Anthony Durkacz have resigned both as officers and directors of the Company effective July 31, 2007.  Peter Nor has resigned as an officer of the Company effective July 31, 2007.  Michael Liik will become the new President & CEO and Brian Clewes will be the new CFO, Secretary & Treasurer of the Company. In addition, subject to regulatory approval, the company will be changing its name to Carthew Bay Technologies Inc.

Michael Liik, the new President & CEO said, “We believe that the cash alone remaining upon completion of this transaction equates to approximately US $0.06 per share which represents a significant premium to current market price. Additionally, with no debt, almost US$3 Million in remaining cash, and significant tax losses in a publicly traded vehicle, we will be in a unique position regarding new investment opportunities.”

More details on the above-noted transaction will be filed on www.sec.gov and www.sedar.com.

About MKU Canada Inc. (“MKU”) and MKU Cyprus Ltd. (“MKU Cyprus”).

MKU is a corporation incorporated under the laws of Ontario, Canada.  It is a wholly owned subsidiary of MKU Cyprus.  MKU Cyprus is a research and development company organized under the laws of the Republic of Cyprus.  It currently holds a portfolio of technologies in various industries including telecom equipment, alternate energy, air conditioning and refrigeration, waste water treatment and sewage treatment.  Acme Global Inc., a Delaware corporation, is a wholly owned subsidiary of MKU Cyprus.  Acme Global Inc. has research and development laboratories in Rochester, New York and Saskatoon, Canada.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, without limitation, statements with respect to Astris' plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions.  These statements are based upon the current assumptions, beliefs and expectations of Astris's management and are subject to known and unknown risks and uncertainties, many of which are beyond Astris' control.  Such risks include those detailed in Astris's filings with the Securities and Exchange Commission and the Alberta Securities Commission.  Actual results may differ from those set forth in the forward-looking statements.  Astris undertakes no obligation to update any forward-looking statements, except as required by law.

For further information, please contact:

Michael Liik

Ph: 416-307-4015

Brian Clewes

Ph: 416-493-5586

Astris Energi Inc.